Exhibit 99.2

Consolidated Financial Statements
(Expressed in Canadian dollars)

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Three months ended March 31, 2010 and 2009 (Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

These financial statements have been prepared by management of the Company and have not been reviewed by the Company’s independent auditor.

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Consolidated Balance Sheets (Unaudited)
(Expressed in Canadian dollars)

As at March 31, 2010 and December 31, 2009

	March 31, 2010	December 31, 2009
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$40,274,385	$40,911,288
Marketable securities (see Note 4)	6,250,600	5,000,900
Other receivables and prepaids	170,053	319,485
Due from related party (see Note 8)	1,338	-
	46,696,376	46,231,673

MINERAL PROPERTY INTEREST (see Note 5)	28,048	28,048

	$46,724,424	$46,259,721

LIABILITIES

CURRENT LIABILITIES:
Accounts payable & accrued liabilities	$158,890	$213,818

SHAREHOLDERS' EQUITY

Share Capital (see Note 6)	81,325,651	81,325,651
Contributed Surplus (see Note 7)	8,333,185	8,333,185
Accumulated Other Comprehensive Income	5,276,683	4,026,983
Deficit	(48,369,985)	(47,639,916)
	46,565,534	46,045,903

Nature of operations (Note 1)
Commitments (Notes 5 and 12)

	$46,724,424	$46,259,721

See accompying notes to consolidated financial statements

Approved on behalf of the Board:

" Roman Shklanka"	Director

"Alfred Hills"	Director

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss (Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

	Three months ended March 31,
	2010	2009
EXPENSES
Administrative and management services	$-	$70,270
Corporate development and investor relations	8,294	21,619
Consulting	61,141	30,000
Directors' fees	50,000	-
Exploration	102,516	153,719
Office and sundry	50,299	69,614
Merger and acquisition costs	121,229	-
Professional fees	80,351	34,609
Rent, parking and storage	59,745	29,968
Salaries and employee benefits	196,740	106,746
Transfer agent and regulatory fees	16,703	15,077
Travel and accomodation	1,950	9,838
	748,969	541,460
LOSS BEFORE UNDERNOTED ITEMS	(748,969)	(541,460)

OTHER INCOME (EXPENSE)
Foreign exchange loss	(66,083)	6,052
Interest income	84,983	108,329
Gain (loss) on held-for-trading investment	-	205,019
Dilution loss from equity investment	-	(58,513)
	18,900	260,887

NET INCOME (LOSS) FOR THE PERIOD	$(730,069)	$(280,573)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$(0.02)	$(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES	45,967,077	21,721,693
LOSS FOR PERIOD	$(730,069)	$(280,573)

OTHER COMPREHENSIVE INCOME
Unrealized gain on available-for-sale marketable securities	1,249,700	14,280

COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	$519,631	$(266,293)

See accompanying notes to consolidated financial statements

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Consolidated Statements of Deficit (Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009
	Three months ended March 31,
	2010	2009

Deficit, beginning of period	$(47,639,916)	$(44,476,003)

Net loss for the period	(730,069)	(280,573)

Deficit, end of period	$(48,369,985)	$(44,756,576)

See accompanying notes to consolidated financial statements

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Consolidated Statements of Cash Flows (Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

	Three months ended March 31,
	2010	2009

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net loss for the period	$(730,069)	$(280,573)
Items not affecting cash
Accrued interest	-	557,877
Loss from equity investment	-	58,513
Gain on held-for-trading investment	-	(205,019)
	(730,069)	130,798
Change in non-cash working capital balances	93,166	(30,210)
	(636,903)	100,588

INVESTING ACTIVITIES
Expenditures on mineral properties	-	(28,048)
Decrease (increase) in short term investment	-	50,000
	-	21,952

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(636,903)	122,540

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	40,911,288	102,706

CASH AND CASH EQUIVALENTS - END OF PERIOD	$40,274,385	$225,246

SUPPLEMENTARY CASH FLOW INFORMATION
	Three Months Ended March 31,
	2010	2009
Change in non-cash working capital
Other receivables and prepaids	$149,432	$76,714
Due from related party	(1,338)	-
Recovery of deposit	-	-
Accounts payable and accrued liabilities	(54,928)	(106,924)
Termination benefits	-	-
	$93,166	$(30,210)

See accompanying notes to consolidated financial statements

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

1.            NATURE OF OPERATIONS

Kobex Minerals Inc. (formerly IMA Exploration Inc.) (the “Company”) is a public company listed on the TSX Venture Exchange in Canada and the NYSE-Amex Exchange in the United States.  The Company is engaged in the business of acquisition, exploration and development of mineral properties.  The underlying value of mineral properties is dependent upon the ability of the Company to complete exploration and development and the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to explore and develop the properties and upon future profitable production or proceeds from disposition of the Company’s mineral properties.  The Company presently considers itself to be an exploration stage company.

On September 30, 2009, IMA Exploration Inc. (“IMA”) acquired all of the issued and outstanding shares of Kobex Resources Ltd. (“KBX”) and International Barytex Resources Ltd. (“IBX”).  The transactions were effected by way of court approved statutory plans of arrangements (the “Arrangements”) under the Business Corporations Act (British Columbia), pursuant to which all of the issued and outstanding securities of KBX and IBX at the effective time were exchanged for IMA securities on the following basis: (i) 1.311 IMA common shares for each KBX common share; (ii) 0.221 IMA common shares for each IBX common share; and (iii) stock options and warrants exercisable to acquire IMA common shares on an adjusted basis to reflect the respective share exchange ratios, for each of the KBX and IBX stock options and warrants.

Following the completion of the Arrangements, the common shares of IMA were consolidated on a 2.4 old shares for one new share basis, and IMA’s name was changed to Kobex Minerals Inc.

2.             ACQUISITIONS

On September 30, 2009, as described in note 1, the Company acquired all issued and outstanding securities of KBX and IBX by issuing 58,185,516 common shares, 3,135,019 options and 1,549,934 warrants of the Company (all pre-consolidation). Since KBX and IBX are not considered businesses for accounting purposes, the acquisitions have been accounted for as an acquisition of net assets. As virtually all of the assets and liabilities acquired were either cash and cash equivalents or monetary in nature, the non-monetary exchange of securities has been recorded at the more reliably measurable fair value of the net assets received.  The consideration and acquisition allocation is summarized in the following table:

$
Common shares issued (58,185,516 shares)	22,572,150
Exchange options and warrants (3,135,019 options and 1,548,934 warrants)	215,928
22,788,078

The assets and liabilities acquired are as follows:
Cash and cash equivalents	22,792,010
Marketable securities	1,800
Accounts receivable and prepaids	217,741
Accounts payable	(223,473)
Net assets acquired	22,788,078

[7]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

2.            ACQUISITIONS (continued)

The total consideration of the acquisition was $22,788,078. Incremental costs related to this acquisition of $401,928 have been included in merger and acquisition costs.  The fair values allocated to these options and warrants using the Black-Scholes Valuation Model were $215,928 and Nil respectively.  The fair value of options and warrants exchanged on acquisition of $215,928 are included as a cost of the acquisition and were determined using the Black-Scholes option pricing model using following weighted average assumptions:

Risk-free interest rate	1.24%
Estimated volatility	63%
Expected life	2.4 years
Expected dividend yield	0%

3.	BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These interim financial statements follow the same accounting policies as used in the most recent annual financial statements, As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP for complete financial statements, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2009.

In management's opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current period's presentation.

New Pronouncements

The CICA issued three new accounting standards in January 2009 which take effect January 1, 2011: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling interests.

Section 1582 replaces section 1581 and establishes standards for the accounting of a business combination. It provides the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3, Business Combinations. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting of a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company does not anticipate that the adoption of these standards will materially impact its financial results.

[8]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

3.	MARKETABLE SECURITIES AND INVESTMENT

For the 3 months ended March 31, 2010

	January 1, 2010	Proceeds on	Adjustment	March 31, 2010
	carrying	sale of	to Fair	carrying
	value	investment	Value	value
	$	$	$	$
Available-for-sale investment
Urodynamix Technologies Ltd.	$900	$-	$(300)	$600
Blue Sky Uranium Corp.	5,000,000	-	1,250,000	6,250,000
Total maketable securities	$5,000,900	$-	$1,249,700	$6,250,600

For the Year Ended December 31, 2009
	January 1, 2009 carrying value $	Proceeds on sale of investment $	Dilution loss $	Loss from equity investment $	Gain on held for trading investment $	Acquired on acquisition (note 2) $	Transfer of investment from equity method $	Adjustment to fair value $	December 31, 2009 carrying value $
Available-for-sale investment
Panthera Exploration Inc. (a)	24,990	(36,903)	-	-	11,913	-	-	-	-
Urodynamix Technologies Ltd.	-	-	-	-	-	1,800	-	(900)	900
Blue Sky Uranium Corp. (b)
Common shares	-	-	-	-	-	-	445,420	4,554,580	5,000,000
Held-for-trading investment
Blue Sky Uranium Corp. (b)
Warrants	95,879	(528,333)	-	-	432,454	-	-	-	-
Investment accounted for under the equity method
Blue Sky Uranium Corp. (b)
Common shares	718,248	-	(11,357)	(261,471)	-	-	(445,420)	-	-
Total marketable securities	839,117	(565,236)	(11,357)	(261,471)	444,367	1,800	-	4,553,680	5,000,900

(a)
On June 16, 2008 the Company purchased 3,570,000 units of Panthera Exploration Inc. (“Panthera”) (formerly Amera Resources Corporation), a company with directors in common at the time, for $0.14 per unit for a total of $499,800. Each unit consisted of one common share and one-half of non-transferable share purchase warrant exercisable on or before June 16, 2010 at a price of $0.18 per share. On December 23, 2008 Panthera completed a 10 for 1 rollback of its shares. This resulted in the Company holding 357,000 shares and 178,500 warrants exercisable at a price of $1.80. On August 25, 2009 the Company sold the 357,000 shares for proceeds of $36,903 for an accounting gain of $11,913.

[9]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

4.                MARKETABLE SECURITIES AND INVESTMENT (continued)

(b)
On September 17, 2008 and October 24, 2008 the Company purchased 2,750,000 and 5,583,333 Units, respectively, of Blue Sky Uranium Corp. (“Blue Sky”), for $0.12 per unit for a total of $1,000,000.  Each Unit consisted of one common share and one transferable share purchase warrant. Each warrant entitled the Company to purchase one additional common share at a price of $0.18 per share in year one and $0.20 per share in year two. The warrants were originally recorded at $213,578 using the Black-Scholes Option Pricing Model. On October 26, 2009 the Company sold the 8,333,333 warrants that it held of Blue Sky for proceeds of $528,333. As a result the Company recorded a gain of $432,454 for the year ended December 31, 2009.

The Company accounted for its investment in common shares using the equity method and classified it as long-term. On May 6, 2009, the Company’s holdings of Blue Sky were diluted from 22% to 19% as a result of Blue Sky completing a private placement to outside parties of 7,000,000 common shares. As a result, the Company recorded a dilution loss of $11,357 in the second quarter of 2009. Blue Sky was under management in common. During the period ended September 30, 2009, the Company recorded a $261,471 equity loss.

As a result of the Company’s change in management, dilution in share interest and its agreement to sell the Blue Sky warrants on September 30, 2009, the Company no longer had significant influence and changed its method for accounting for its investment in Blue Sky common shares from the equity basis.  The Company then classified the investment as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale.

In October 2009, the Company sold the Blue Sky warrants for gross proceeds of $528,833 and recorded a gain on held-for-trading investments of $432,454.

As at March 31, 2010, the quoted market value of the shares was $6,250,000.  As a result of the future income tax liability with a corresponding decrease to accumulated other comprehensive income arising on the unrealized gain on marketable securities.  For the year ended December 31, 2009, the Company recorded a recovery of future income taxes of $526,697 due to tax benefits recognized on previously unrecorded tax loss carryforwards.

5.             MINERAL PROPERTIES

The table below summarizes the acquisition costs and exploration expenditures for the three months period ended March 31, 2010

	Acquisition	Exploration	Three months ended	Three months ended
	Costs	Expenditures	March 31, 2010	March 31, 2009
	$	$	$	$
Hushamu property	-	11,554	11,554	151,307
General exploration	-	90,963	90,963	30,460
	-	102,517	102,517	181,767

[10]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited)
(Expressed in Canadian dollars)
Three months ended March 31, 2010 and 2009

5.            MINERAL PROPERTIES (continued)

(a)	Hushamu Property

The Company entered into an Option Agreement on May 12, 2008 with Western Copper Corporation (“Western Copper”) to further explore and develop the Hushamu Property and the Company has the right to acquire up to a 70% interest.  The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C.

The Company agreed to expend a minimum of $1.9 million (incurred) by August 15, 2009 of a three year option period. Over the next two years ending August 15, 2011, the Company has an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit to meet the required terms of the agreement.  The total expenditure of $15 million and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1) by August 15, 2011. The Company can earn an additional 16% by funding a subsequent feasibility study by August 15, 2012 (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

The table below summarizes the cumulative mineral property acquisition costs and exploration expenditures to March 31, 2010:

Acquisition costs:
Balance, beginning of period	$28,048
Acquisition costs	-
Balance, end of period	$28,048

Exploration expenditures:
Balance, beginning of period	$2,020,661

Salaries and contractors	3,888
Office	4,719
Assays	2,947
11,554

Balance, end of period	$2,032,215

Mineral income tax credit	$(308,172)
Total	$1,752,091

(b)	Mel Property:

The Company has an undivided 100% interest in the Mel Property situated in the Watson Lake Mining District, Yukon Territory.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd.  The Mel Property currently consists of 257 mineral claims.

(c)	Barb property:

The wholly-owned property consists of 31 mineral claims situated in the Watson Lake Mining District, Yukon Territory.

[11]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

6.            SHARE CAPITAL

Authorized	-	unlimited common shares without par value
-	100,000,000 preferred shares without par value

Issued - common shares	March 31, 2010		December 31, 2009
	Number	$	Number	$

Balance, beginning of year	45,976,077	81,325,651	52,132,064	58,753,501

Issued for acquisition	-	-	58,185,516	22,572,150

Share consolidation on a 2.4 to 1 basis	-	-	(64,341,503)	-

Balance, end of period	45,976,077	81,325,651	45,976,077	81,325,651

During the year ended December 31, 2009, the following share transactions occurred:

(i)	58,185,516 shares were issued and 3,135,019 options and 1,548,934 warrants were issued in exchange for all of the outstanding securities of KBX and IBX. (See Note 2 for details.)
(ii)
On September 30, 2009 the Company consolidated its shares on a 2.4 to 1 basis.  As a result, the number of shares consolidated was 64,350,503. The number of options was consolidated by 2,685,094 to 1,917,925 and the number of warrants was consolidated by 1,739,170 to 1,242,264. The weighted average number of shares and loss per share for the comparative periods has been restated to reflect this consolidation, which occurred on September 30, 2009 on a 2.4 to 1 basis.

(b)           Stock options and stock-based compensation

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The stock options granted are subject to a four month hold period and exercisable for a period of five years.

[12]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited)
(Expressed in Canadian dollars)
Three months ended March 31, 2010 and 2009

6.            SHARE CAPITAL (continued)

A summary of the changes in the number of stock options outstanding and exercisable for the three months ended March 31, 2010 and the year ended December 31, 2009 is as follows:

	Three Months Ended		Year Ended
	March 31, 2010		December 31, 2009
	Number of options	Weighted average	Number of options	Weighted average
	outstanding	exercise price $	outstanding	exercise price $

Balance, beginning of period	4,187,925	$2.70	2,625,000	$3.12
Granted	-	$-	-	$-
Exercised	-	$-	-	$-
Cancelled/Forfeited	-	$-	(10,000)	$3.21
Expired	(544,237)	$6.55	(1,147,000)	$3.10
Exchanged options	-	$-	3,135,019	$3.71
Share consolidation	-	$-	(2,685,094)	$-

	3,643,688	$2.12	1,917,925	$4.92
Granted after share consolidation	-	$-	2,270,000	$0.82
Outstanding, end of period	3,643,688	$2.12	4,187,925	$2.70

Exercisable, end of period	2,130,355	$3.05	2,674,592	$2.49

As at March 31, 2010, the following stock options were outstanding

Options	Options	Exercise Price
Granted	Vested	per share	Expiry Date
54,325	54,325	$11.51	September 28, 2010
147,917	147,917	$7.01	November 16, 2010
114,708	114,708	$1.81	February 9, 2011
104,167	104,167	$1.30	June 2, 2011
72,083	72,083	$7.70	June 22, 2011
46,041	46,041	$25.09	July 6, 2011
117,440	117,440	$3.42	March 16, 2012
33,608	33,608	$20.31	March 16, 2012
11,510	11,510	$13.36	November 7, 2012
1,381	1,381	$12.81	November 8, 2012
68,281	68,281	$2.03	November 15, 2012
185,720	185,720	$1.67	December 12, 2012
31,489	31,489	$6.73	February 5, 2013
73,660	73,660	$1.09	February 25, 2014
311,358	311,358	$0.53	February 26, 2014
2,270,000	756,667	$0.82	October 26, 2014

3,643,688	2,130,355

[13]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

6.             SHARE CAPITAL (continued)

(b)           Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agents warrants outstanding at March 31, 2010 and December 31, 2009, and the changes for the periods ending on those dates is as follows:

	Three Months Ended	Year Ended
	March 31, 2010	December 31, 2009

Balance, beginning of period	1,242,264	3,099,170
Expired	(596,875)	(1,666,670)
Exchanged warrants	-	1,548,934
Share consolidation	-	(1,739,170)

Balance, end of period	645,389	1,242,264

Common shares reserved pursuant to warrants and agent warrants outstanding at March 31, 2010 are as follows:

	Warrants	Exercise
	Outstanding	price	Expiry date

Private placement warrants	645,389	$16.29	April 22, 2010

	645,389	$16.29

7.            CONTRIBUTED SURPLUS

A continuity summary of contributed surplus for the three months period ended March 31, 2010:

	Three Months Ended	Year Ended
	March 31, 2010	December 31, 2009

Balance, beginning of year	8,333,185	7,502,258

Stock options granted/vested	-	614,999
Exchange options and warrants	-	215,928

Balance, end of period	8,333,185	8,333,185

[14]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

8.            RELATED PARTY TRANSACTIONS

(a)
Prior to the completion of the Arrangements, the Company engaged Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned partially by the Company previously.  The Company paid a monthly fee that included geological, corporate development, administrative, and management services. After the completion of the Arrangements, the Company has since terminated the Services Contract with the Grosso Group in October 2009, paid a termination payment of $500,000, and no longer retains any interest in the Grosso Group.  The Company paid $179,032 in 2009 under the above arrangement and $Nil in 2010.

(b)
During the three months ended March 31, 2010, the Company paid $Nil (2009 - $99,375) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

(c)	During the three months ended March 31, 2010, management services fees of $3,600 were charged to a company related by common directors.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.           CAPITAL RISK MANAGEMENT

The Company defines capital as the items included in shareholders’ equity. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the acquisition, exploration and development of mineral properties and fund potential acquisitions.

To support these objectives, the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended March 31, 2010.

10.           MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain risks, including currency, credit and metal price risk.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

[15]

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited)
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

10.           MANAGEMENT OF FINANCIAL RISK (continued)

The Company has not hedged its exposure to currency fluctuations. As at March 31, 2010, the Company is exposed to currency risk through the following assets and liabilities in US dollars and Argentina pesos:

	March 31, 2010		December 31, 2009
	US$	Arg$	US$	Arg$

Cash	2,136,658	2,715	2,168,732	12,863
Other receivables and prepaids	-	-	-	-
Accounts payable and accrued liabilities	(15)	-	(5,510)	-

Based on the net exposures as at March 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in a $216,999 loss or gain in the Company’s net earnings.  Any fluctuation to the Argentine peso would be insignificant in the Company’s net earnings.

Credit Risk:  Credit risk is the risk of an unexpected loss of a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalents and other receivables. The Company’s limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly copper. The prices of these metals, especially copper, greatly affect the value of the Company and the potential value of its property and investments.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company’s cash is primarily invested in bank accounts and Government Investment Certificates (GIC’s) which are cashable on demand. The Company expects that its cash on hand at March 31, 2010 provides the sufficient financial resources to carry out its operations through the 2010 financial year and also allow the Company to pursue acquisition opportunities.

Interest Risk: The Company’s bank accounts earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any unrealized gains or losses recognized in other comprehensive income.

The following table outlines the Corporation’s financial assets and liabilities measured at fair value by level within the fair value hierarchy described below.  Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

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KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited)
(Expressed in Canadian dollars)
Three months ended March 31, 2010 and 2009

10.           MANAGEMENT OF FINANCIAL RISK (continued)

As at March 31, 2010 the Company’s financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	40,274,385	-	-	40,274,385
Marketable securities	6,250,600	-	-	6,250,600

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Corporation’s cash instruments are valued using quoted market prices in active markets, and therefore are classified as Level 1.

11.           SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results.

12.           COMMITMENTS

The Company has entered into a lease agreement for office premises, which expires on January 30, 2013, whereby the Company’s minimum rental obligations are as follows:

2010	$167,473
2011	223,297
2012	223,297
2013	18,608
$632,675

On November 26, 2009 the Company entered into an agreement to sublease a portion of its office premises for a term commencing on December 1, 2009 and expiring January 30, 2013 for $5,500 per month. In addition, the subtenant is responsible for its proportionate share of real estate taxes, operating costs and utilities.

13.           SUBSEQUENT EVENTS

On April 22, 2010, 645,389 warrants with an exercise price of $16.29 per share expired without exercise.

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